Filed by IXYS Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: IXYS Corporation

Commission File No.: 000-26124

Date:	[Date]

To:	[Customer Name]
From:	[Customer Sales Management Contact]
Subj:	IXYS to be acquired by Littelfuse

Dear [Customer First Name Last Name],

I am excited to announce that Littelfuse has signed a definitive agreement to acquire IXYS Corporation, thereby uniting two companies with similar cultures and strategic visions. This transaction will create a global leader in the power semiconductor industry, with more than $1.5 billion in revenues, allowing us to grow faster and better compete globally.

IXYS and Littelfuse are well known to each other, as we operate in adjacent segments of the power semiconductor market. Working together, we will have a cohesive product platform, expansive technologies and an increased global presence.

Founded in 1927, Littelfuse is a global leader in circuit protection with a growing global platform in power control and sensing. The company serves customers in the electronics, automotive and industrial markets with technologies including fuses, semiconductors, polymers, ceramics, relays and sensors. Today, Littelfuse has more than $1 billion in annual sales, with 10,000 employees in more than 40 locations throughout the Americas, Europe and Asia. IXYS brings to the table critical scale in power semiconductors with the addition of 1,000 highly skilled employees with technology and market expertise.

Upon successful completion of the transaction, which is expected to close in the first calendar quarter of 2018, the united company will be able to leverage greater resources, enhanced capabilities and an extended global reach. Subsequently, customers may expect higher levels of service, greater manufacturing and logistics execution and new products in the pipeline, due to the collective focus on R&D.

Our team will endeavor to apprise you of updates related to this transaction and the integration process. For additional information, please visit the Littelfuse website: www.littelfuse.com.

As IXYS combines its products and expertise with Littelfuse’s capabilities, we want you to know how much we appreciate our customers – many of whom we have retained for many years. We recognize the value of these long-standing relationships and will endeavor to ensure your continued satisfaction with our products and services. Thank you for your support.

Sincerely,

Uzi Sasson, CEO & President of IXYS

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning IXYS, Littelfuse, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IXYS and Littelfuse, as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required regulatory approvals or approval from the stockholders of IXYS are not obtained; (2) potential litigation relating to the proposed transaction; (3) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (4) risks that the proposed transaction disrupts the current plans and operations of IXYS or Littelfuse; (5) the ability of IXYS and Littelfuse to retain and hire key personnel; (6) competitive responses to the announcement or completion of the proposed transaction; (7) unexpected costs, charges or expenses resulting from the proposed transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) legislative, regulatory and economic developments; and (11) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in IXYS’ and Littelfuse’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and IXYS’ and Littelfuse’s more recent reports filed with the SEC. Neither IXYS nor Littelfuse undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction, IXYS and Littelfuse intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 to be filed by Littelfuse that will include a proxy statement of IXYS and that will also constitute a prospectus of Littelfuse (the “proxy statement/prospectus”). This document is not a substitute for the registration statement or proxy statement/prospectus or any other document which IXYS or Littelfuse may file with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENT TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IXYS, Littelfuse, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of these materials (when available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials (when available) by contacting IXYS Investor Relations at (408) 457-9000 or investorrelations@ixys.net (for documents filed with the SEC by IXYS) or Littelfuse Investor Relations at (773) 628-1000 (for documents filed with the SEC by Littelfuse).

Participants in the Solicitation

IXYS, Littelfuse and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IXYS in respect of the proposed transaction under the rules of the SEC. Information regarding IXYS’ directors and executive officers is contained in IXYS’ Annual Report on Form 10-K for the year ended March 31, 2017, which was filed with the SEC on June 12, 2017, and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on July 28, 2017. Information regarding Littelfuse’s directors and executive officers is contained in Littelfuse’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017. Additional information regarding the participants in the solicitation of the stockholders of IXYS and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.